THE LAW FIRM OF

MORI HAMADA & MATSUMOTO

JFE BUILDING
1-2, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100

TEL: 03-5223-7777 (Main)
FAX: 03-5223-7666


03050836

May 7, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD. (the "Company")
Commission File No. 82-34657

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the Financial Report for the Fiscal Year ended March 31, 2003 (Non-consolidated) of the Company, which was manually signed by Mr. Shunsuke Takahara, Managing Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter with the enclosure by stamping the enclosed copy and returning it to us in the self-addressed envelope provided. If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.



Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)


JFITS

Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology &
Systems Co., Ltd. (Registrant)

May2, 2003

By: 

Shunsuke Takahara
Managing Director

April 30, 2003

Financial Report for the Fiscal Year 2003 ended March 31, 2003(Non-Consolidated)

Japan Future Information Technology & Systems Co., Ltd. (JFITS)

Listings: JASDAQ
Code: 4836
(URL http://www.jfits.co.jp/)
Date of the Meeting of the Board of Directors to Settle Accounts: April 30,2003
The Company has a policy of paying interim dividends.

1. Business Results for the Fiscal Year 2003 (From April 1, 2002 to March 31, 2003)

(1) Results of Operations

(Figures are rounded to the nearest million yen)

	Net Sales	Change	Operating Income	Change	Ordinary Income	Change
	Million yen	%	Million yen	%	Million yen	%
Fiscal Year 2003	10,300	0.5	746	11.2	723	13.6
Fiscal Year 2002	10,244	55.1	670	86.1	636	97.1

	Net Income	Change	Net Income Per Share	Diluted Net Income Per Share	Ratio of Net Income / Shareholders' Equity	Ratio of Ordinary Income / Total Assets	Ratio of Ordinary Income / Net Sales
	Million yen	%	Yen	%	%	%	%
Fiscal Year 2003	1,019	60.6	30,764.11	29,701.78	26.1	7.6	7.0
Fiscal Year 2002	634	153.4	19,526.28	—	30.3	8.8	6.2

Notes)
1. Equity in net income /(loss) of affiliates
   Fiscal Year 2003: (348) million yen
   Fiscal Year 2002: (338) million yen
2. Average number of shares outstanding of fiscal year
   Fiscal Year 2003: 32,824 shares
   Fiscal Year 2002: 32,493 shares
3. Change in accounting policies: None
4. *Percentages for net sales, operating income, ordinary income and net income indicate changes from the previous fiscal year*

(2) Dividends

	Annual Dividends per Share	Interim	End of Period
	Yen	Yen	Yen
Fiscal Year 2003	3,000.00	—	3,000.00
Fiscal Year 2002	—	—	—

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Million yen	Million yen	%	Yen
Fiscal Year 2003	10,091	4,394	43.5	133,246.14
Fiscal Year 2002	8,833	3,402	38.5	104,197.58

Notes)
1. Number of shares outstanding at the end of fiscal year
   Fiscal Year 2003: 33,036 shares
   Fiscal Year 2002: 32,658 shares
2. Number of treasury shares at the end of fiscal year
   Fiscal Year 2003: 61 shares
   Fiscal Year 2002: — shares

(4) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents, End of Year
	Million yen	Million yen	Million yen	Million yen
Fiscal Year 2003	1,138	(513)	617	3,453
Fiscal Year 2002	1,024	(633)	1,360	2,212

2. Earnings Forecast for the Fiscal Year 2004 (From April 1, 2003 to March 31, 2004)

	Net Sales	Ordinary Income	Net Income	Annual Dividends per Share		
				Interim	Year-end	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
Interim	4,200	10	6	—	—	—
Full-year	10,800	760	452	—	3,000.00	3,000.00

Reference) Expected net income per share (full-year basis): 13,707.35 yen

(Note)

The estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends, exchange rates and changes in information technology involving the Company's systems.

※This financial report is solely a translation of summary of Japanese "*Kessan Tanshin* (including attachments)", which has been prepared in accordance with accounting principles and practices generally accepted in Japan, for the convenience of readers who prefer English Translation.

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

As of March 31, 2002 And 2003

	Million of yen	
	2002	2003
Assets		
Current assets:		
Cash on hand and at banks	¥2,213	¥2,953
Deposit with Parent	-	500
Notes and accounts receivable:		
Customers	3,097	3,023
Parent	10	-
Allowance for doubtful accounts	(6)	(3)
	3,101	3,020
Merchandise	29	1
Systems in progress	992	235
Short-term loans to an affiliate	-	500
Prepaid expense	74	81
Deferred income taxes	-	208
Other current assets	21	38
Total current assets	6,430	7,536
Investments:		
Investments in affiliates	1,510	1,510
Investments in securities	174	133
Total investments	1,684	1,643
Property and equipment	79	84
Leasehold deposits	235	235
Intangible assets	405	466
Deferred income taxes	-	127
Total assets	¥8,833	¥10,091

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

As of March 31, 2002 And 2003

	Million of yen	
	2002	2003
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥2,900	¥3,500
Accounts payable:		
Suppliers	1,130	1,076
Parent	19	15
	1,149	1,091
Advances	225	100
Accrued income taxes	2	2
Consumption taxes payable	204	37
Accrued bonuses to employees	302	296
Accrued expenses	161	153
Deposit received	17	18
Other current liabilities	275	230
Total current liabilities	5,235	5,427
Non-current liabilities:		
Reserve for retirement benefits	191	270
Deferred income taxes liabilities	5	-
Total non-current liabilities	196	270
Total liabilities	5,431	5,697
Shareholders' equity :		
Common stock,		
Authorized:		
43,404 shares at March 31, 2002		
130,000 shares at March 31, 2003		
Issued:		
32,658 shares at March 31, 2002		
33,036 shares at March 31, 2003	1,043	1,063
Additional paid-in capital	1,468	1,482
Retained earnings	885	1,904
Unrealized gains on securities	6	(38)
Treasury stock	-	(17)
Total shareholders' equity	3,402	4,394
Total liabilities and shareholders' equity	¥8,833	¥10,091

Japan Future Information Technology & Systems Co., Ltd.

Statements Of Income

For the Fiscal Years ended March 31, 2001 2002 And 2003

	Million of yen		
	2001	2002	2003
Net sales	¥6,605	¥10,244	¥10,300
Cost of sales	4,938	8,176	8,003
Gross profit	1,667	2,068	2,297
Selling, general and administrative expenses	1,307	1,397	1,551
Operating income	360	671	746
Other income (expenses):			
Interest income	1	1	0
Interest expenses	(39)	(21)	(29)
Stock issue expenses	-	(16)	0
Amortization of cumulative effects on a change in accounting standards for reserve for retirement benefits	(55)	-	
Loss on disposal property and equipment	(17)	-	(11)
Others, net	1	1	6
Income before income taxes	251	636	712
Income taxes : Current	1	2	2
Income taxes : Deferred	-	-	(309)
Net income	¥250	¥634	¥1,019

	Yen		
Per share:			
Net income	¥9,254.60	¥19,526.28	¥30,764.11
Total shareholders' equity	¥28,022.50	¥104,197.58	¥133,246.14
Weighted average number of shares	27,054	32,493	32,824